UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 Commission File Number 1-33472 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I    REGISTRANT INFORMATION

TechTarget, Inc.
Full Name of Registrant:

[Not applicable.]
Former Name if Applicable:

117 Kendrick Street, Suite 800
Address of Principal Executive Office (Street and Number):

Needham, MA 02494
City, State and Zip Code:

PART II    RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20 F, Form 11 K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Form 10-Q for the period ended September 30, 2009 could not be filed within the prescribed time period because the Company recently identified an improper accounting practice relating to certain customer credits that were improperly eliminated as liabilities on the Company’s balance sheet. The Company believes that the result of this practice was that expenses were understated (overstated) by approximately $353,000 in 2007, $426,000 in 2008 and ($15,000) in 2009.  As a result, the Company is delaying the filing of its Quarterly Report on Form 10-Q for the third quarter of 2009, and the Audit Committee of the Company’s Board of Directors is currently conducting an investigation into this matter. The Company currently believes that the improper accounting practice was limited to a single individual. The Company’s expectations concerning the nature and materiality of these or any other improper accounting activity that may be discovered in the course of its investigation are subject to change based on the final outcome of the investigation.

As a result of the Company’s efforts to complete the investigation into the accounting practice, the Company will not be able to file its Form 10-Q for the third quarter of 2009 until after the prescribed time period.

PART IV    OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Eric Sockol at	(781)	657-1000.

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons discussed above, the Company has not completed its review of its financial results for the third quarter of 2009 and, therefore, a reasonable estimate of the results cannot be made at this time as to whether there will be any significant change in results of operations from the third quarter of 2008 that will be reflected by the earnings statements to be included in the Company’s 10-Q for the third quarter of 2009.

TechTarget, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 10, 2009	By:	/s/ ERIC SOCKOL
		Name:	Eric Sockol
		Title:	Chief Financial Officer and Treasurer